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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (AMENDMENT NO. 4)*
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             AMC ENTERTAINMENT INC.
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                                (NAME OF ISSUER)


COMMON STOCK, PAR VALUE $.667 PER SHARE                           001669100
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     (TITLE OF CLASS OF SECURITIES)                             (CUSIP NUMBER)



                                DECEMBER 31, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [_] Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               (Page 1 of 7 Pages)

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------------------------------------ -----------------------------            -----------------------------------------------------
CUSIP No.                            001669100                         13G                              Page 2 of 7
--------------------- --------------------------------------------            -----------------------------------------------------

-------------- --------------------------------------------------- ----------------------------------------------------------------
   1           NAME OF REPORTING PERSON:                           1) ENTRUST CAPITAL INC., 2) ENTRUST PARTNERS LLC,
                                                                   3) ENTRUST PARTNERS OFFSHORE LLC
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  1) 13-3933026, 2) 13-4021839, 3) 13-4075262
-------------- ----------------------------------------------------------------------------------------------------- --------------
   2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [_]
-------------- --------------------------------------------------------------------------------------------------------------------
   3           SEC USE ONLY

-------------- --------------------------------------------------- ----------------------------------------------------------------
   4           CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

--------------------- ------ ------------------------------------------------ -----------------------------------------------------
   NUMBER OF            5    SOLE VOTING POWER:                               2) 98,600, 3) 8,700
    SHARES
                      ------ ------------------------------------------------ -----------------------------------------------------
 BENEFICIALLY           6    SHARED VOTING POWER:                             1) 683,309
   OWNED BY
                      ------ ------------------------------------------------ -----------------------------------------------------
     EACH               7    SOLE DISPOSITIVE POWER:                          2) 98,600, 3) 8,700
   REPORTING
                      ------ ------------------------------------------------ -----------------------------------------------------
  PERSON WITH           8    SHARED DISPOSITIVE POWER:                        928,429

-------------- -------------------------------------------------------------- -----------------------------------------------------
   9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,035,729

-------------- ----------------------------------------------------------------------------------------------------- --------------
   10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                                        [_]

-------------- ----------------------------------------------------------------------------------------------------- --------------
   11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                                    5.33%

-------------- --------------------------------------------------- ----------------------------------------------------------------
   12          TYPE OF REPORTING PERSON:                           IA

-------------- --------------------------------------------------- ----------------------------------------------------------------


Item 1

         (a)       Name of Issuer
                   AMC Entertainment Inc.

         (b)       Address of Issuer's Principal Executive Offices
                   106 West 14th Street
                   Kansas City, MO  64141-6615


Item 2

         (a)       Name of Person Filing

                   See Item 1 of the Cover Page attached hereto

         (b)       Address of Principal Business Office or, if none, Residence

                   650 Madison Avenue
                   New York, New York  10022

         (c)       Citizenship

                   See Item 4 of the Cover Page attached hereto

         (d)       Title of Class of Securities

                   Common Stock, par value $.667 per share

         (e)       CUSIP Number

                   001669100

Item 3

         (e) EnTrust Capital Inc. is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4

         (a)       Amount Beneficially Owned

                   See Item 9 of the Cover Page attached hereto

         (b)       Percent of Class

                   See Item 11 of the Cover Page attached hereto

         (c)       Number of shares as to which such person has:

                (i)    Sole power to vote or to direct the vote

                       See Item 5 of the Cover Page attached hereto

               (ii)    shared power to vote or to direct the vote

                       See Item 6 of the Cover Page attached hereto

              (iii)    sole power to dispose or to direct the disposition of

                       See Item 7 of the Cover Page attached hereto

               (iv)    shared power to dispose or to direct the disposition of

                       See Item 8 of the Cover Page attached hereto

Item 5

                   Ownership of Five Percent or Less of a Class

                   Not applicable

Item 6

                   Ownership of More than Five Percent on Behalf of Another
                   Person

                   Not applicable


Item 7

                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                   Not applicable

Item 8

                   Identification and Classification of Members of the Group

                   Not applicable

Item 9

                   Notice of Dissolution of Group

                   Not applicable

Item 10

                   Certification

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 2000
                                      EnTrust Capital Inc.
                                      By: /s/ Richard I. Ellenbogen
                                            Name:  Richard I. Ellenbogen
                                            Title: V.P. & General Counsel


                                      EnTrust Partners LLC
                                      By: /s/  Richard I. Ellenbogen
                                            Name:  Richard I. Ellenbogen
                                            Title:  V.P. & General Counsel


                                      EnTrust Partners Offshore LLC
                                      By: /s/  Richard I. Ellenbogen
                                            Name:  Richard I. Ellenbogen
                                            Title:  V.P. & General Counsel

JOINT FILING AGREEMENT

The undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement is and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 11, 2000.


                                     EnTrust Capital Inc.
                                     By: /s/ Richard I. Ellenbogen
                                           Name:  Richard I. Ellenbogen
                                           Title: V.P. & General Counsel


                                     EnTrust Partners LLC
                                     By: /s/  Richard I. Ellenbogen
                                           Name:  Richard I. Ellenbogen
                                           Title:  V.P. & General Counsel


                                     EnTrust Partners Offshore LLC
                                     By: /s/  Richard I. Ellenbogen
                                           Name:  Richard I. Ellenbogen
                                           Title:  V.P. & General Counsel